EXHIBIT 3.1

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
MIFFLINBURG BANCORP, INC.

as amended April 19, 2019

Article 1. Name. The name of the corporation is Mifflinburg Bancorp, Inc. (hereinafter referred to as the “Corporation”).

Article 2. Registered Office. The address of the registered office of the Corporation in the Commonwealth of Pennsylvania is 250 E. Chestnut Street, Mifflinburg, Pennsylvania 17844.

Article 3. Nature of Business. To have unlimited power to engage in and do any lawful act concerning any or all lawful business for which corporations may be incorporated under the provisions of the Pennsylvania Business Corporation Law of 1988, as amended (“PBCL”). The Corporation was incorporated under the provisions of the Pennsylvania Business Corporation Law of 1933, as amended (Act of May 5, 1933, P.L. 364, as amended).

Article 4. Duration. The term of the existence of the Corporation shall be perpetual.

Article 5. Capital Stock.

A.    Authorized Amount. The total number of shares of capital stock which the Corporation has authority to issue is 5,000,000, all of which shall be common stock, par value $1.00 per share (hereinafter the “Common Stock”).

B.    Common Stock. The exclusive voting power shall be vested in the Common Stock, with each holder thereof being entitled to one vote for each share of such Common Stock standing in the holder’s name on the books of the Corporation. Holders of Common Stock shall be entitled to such dividends as may be declared by the Board of Directors out of funds lawfully available therefor. Upon any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, holders of Common Stock shall be entitled to receive pro rata the remaining assets of the Corporation.

C.    Repurchase of Shares. The Corporation may, from time to time, pursuant to authorization by the board of directors of the Corporation and without action by the shareholders, purchase or otherwise acquire shares of any class, bonds, debentures, notes, scrip, warrants, obligations, evidences of indebtedness, or other securities of the Corporation in such manner, upon such terms, and in such amounts as the board of directors shall determine; subject, however, to such limitations or restrictions, if any, as are contained in the express terms of any class of shares of the Corporation outstanding at the time of the purchase or acquisition in question or as are imposed by law or regulation.

D.    Uncertificated Shares. Any or all classes and series of shares, or any part thereof, may be uncertificated shares, provided, however, that in no event shall any shares represented by a certificate be deemed to be uncertificated until the certificate is surrendered to the Corporation.

Article 6. Incorporators. The name and mailing address of each original incorporator of the Corporation was as follows:

Name	Address	Number & Class of Shares

Quentin S. Snook	R.D. #1, Mifflinburg, PA 17844	1 Share Common Stock
Helen P. Strunk	207 Walnut Street, Mifflinburg, PA 17844	1 Share Common Stock
John C. Watson	602 Walnut Street, Mifflinburg, PA 17844	1 Share Common Stock

Article 7. Cumulative Voting Rights. Cumulative voting rights shall not exist with respect to the election of directors.

Article 8. Opposition of Tender (or Other Offer).

A.         The Board of Directors may, if it deems it advisable, oppose a tender, or other offer for the Corporation’s securities, whether the offer is in cash or in securities of a corporation or otherwise. When considering whether to oppose an offer, the Board of Directors may, but it is not legally obligated to, consider any pertinent issues; by way of illustration, but not of limitation, the Board of Directors may, but shall not be legally obligated to, consider any and all of the following:

(1)	Whether the offer price is acceptable based on the historical and present operating results or financial condition of the Corporation.

(2)	Whether a more favorable price could be obtained for the Corporation’s securities in the future.

(3)	The impact which an acquisition of the Corporation would have on its employees, depositors and customers of the Corporation and its subsidiaries in the community which they serve.

(4)

The reputation and business practices of the offeror and its management and affiliates as they would affect the employees, depositors and customers of the Corporation and its subsidiaries and the future value of the Corporation’s stock.

(5)

The value of the securities, if any, which the offeror is offering in exchange for the Corporation’s securities, based on any analysis of the worth of the Corporation as compared to the corporation or other entity whose securities are being offered.

(6)	Any antitrust or other legal and regulatory issues that are raised by the offer.

 B         If the Board of Directors determines that an offer should be rejected, it may take any lawful action to accomplish its purpose including, but not limited to, any and all of the following: advising shareholders not to accept the offer; litigation against the offeror; filing complaints with all governmental and regulatory authorities; acquiring the authorized but unissued securities or treasury stock or granting options with respect thereto; acquiring a company to create an antitrust or other regulatory problem for the offeror; and obtaining a more favorable offer from another individual or entity.

Article 9. Classification of Directors. The Board of Directors of the Corporation shall be divided into three classes, the respective terms of office of which shall end in successive years. The number of directors in each class shall be specified in the Bylaws and shall be nearly as equal as possible. Unless they are elected to fill vacancies, the directors in each class shall be elected to hold office until the third successive annual meeting of shareholders after their election and until their successors shall have been elected and qualified. At each annual meeting of shareholders the directors of only one class shall be elected.

Article 10. Removal. Any Director or Directors may be removed as provided in Section 1726 of the PBCL.

Article 11. Nominations of Directors. Nominations of candidates for election as directors shall be made prior to or at any annual meeting of shareholders

(a)	by the Board of Directors as follows:

(1)

by a majority of the Directors presently sitting if the candidate was elected as a Director by the shareholders at a previous meeting of the shareholders and has served continuously since elected. The candidate may vote for his or her own renomination.

(2)

by two-thirds of the Directors presently sitting if the candidate was not elected as a Director by the shareholders at a previous meeting of the shareholders, or if so elected, has not served continuously since elected; or

(b)

by any shareholder entitled to vote at such annual meeting. Only persons nominated by shareholders in accordance with the following procedures shall be eligible for election as directors at an annual meeting:

(i)      Shareholder nominations for directors must be submitted to the Secretary of the Corporation in writing not later than the close of business on the ninetieth (90th) day immediately preceding the anniversary date of the immediately preceding annual meeting of shareholders of the Corporation.

(ii)    Shareholder nominations so submitted shall contain the following information to the extent known to the nominating shareholder: (a) name and addressed of each proposed nominee; (b) the principal occupation of each proposed nominee; (c) the name and address of the nominating shareholder; and (d) the number of shares of capital stock of the Corporation owned by the nominating shareholder.

Ballots bearing the names of all the persons who have been nomination for election as directors at an annual meeting in accordance with the procedures set forth in this Article 11 shall be provided for use at the annual meeting.

Article 12. Filling of Vacancies in Board of Directors. Any vacancy in the Board of Directors may be filled by the remaining Board of Directors and each person so appointed shall serve a term of office which shall expire at the same time as the term of office of the other directors in the class to which he is elected.

Article 13. Number of Directors. The Board of Directors shall consist of not less than five (5) nor more than twenty-five (25) shareholders, the exact number to be fixed and determined by a majority of the Board of Directors. Between annual meetings of the shareholders, a majority of the Board of Directors may increase the number of Directors, within the maximum prescribed above, by not more than two (2) Directors, and a majority of the Board of Directors may appoint shareholders to fill the vacancies created thereby.

Article 14. Preemptive Rights. No holder of shares of any class or of any series of any class shall have any preemptive right to subscribe for, purchase or receive any shares of the Corporation, whether now or hereafter authorized, or any obligations or other securities convertible into or carrying options to purchase any such shares of the Corporation, or any options or rights to purchase any such shares or securities, issued or sold by the Corporation for cash or any other form of consideration.

Article 15. Indebtedness. The Corporation shall have the authority to borrow money and the Board of Directors, without the approval of the shareholders and acting within their sole discretion, shall have the authority to issue debt instruments of the Corporation upon such terms and conditions and with such limitations as the Board of Directors deems advisable. The authority of the Board of Directors shall include, but not be limited to, the power to issue convertible debentures.

Article 16. Indemnification. Every person who is or was a director, officer, employee, or agent of the Corporation, or of any corporation which he served as such at the request of the Corporation, shall be indemnified by the Corporation to the fullest extent permitted by law against all expenses and liabilities reasonably incurred by or imposed upon him, in connection with any proceeding to which he may be made, or threatened to be made, a party, or in which he may become involved by reason of his being or having been a director, officer, employee or agent of the Corporation, or of such other corporation, whether or not he is a director, officer, employee or agent of the Corporation or such other Corporation at the time the expenses or liabilities are incurred. This indemnification shall continue as to a person who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

Article 17. Elimination of Directors’ Liability. Directors of the Corporation shall have no liability for monetary damages for any action taken or any failure to take action as a director, provided that this Article 17 shall not eliminate liability of a director for any breach of the director’s duty to perform the duties of his office under subchapter B of Chapter 17 of the PBCL if there is a breach or failure to perform which constitutes self dealing, willful misconduct or recklessness. The elimination of liability shall not apply to matters set forth under Section 1713(b) of the PBCL. If the PBCL is amended after the effective date of these Articles of Incorporation to further eliminate or limit the personal liability of directors, then the liability of a director of the Corporation shall be likewise eliminated or limited as provided by the PBCL, as so amended.

Any repeal or modification of the foregoing paragraph by the shareholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

Article 18. Meetings of Shareholders and Shareholder Proposals.

A.          Special Meetings. Special meetings of the shareholders may be called at any time by the Board of Directors, the President, or by the shareholders entitled to cast at least thirty percent (30%) of the vote which all shareholders are entitled to cast at the particular meeting.

B.         Action Without a Meeting. Notwithstanding any other provisions of these Articles of Incorporation or the Bylaws of the Corporation, no action required to be taken or which may be taken at any annual or special meeting of shareholders of the Corporation may be taken without a meeting, and the power of shareholders to consent in writing, without a meeting, to the taking of any action is specifically denied.

C.          Shareholder Proposals. At an annual meeting of shareholders, only such new business shall be conducted, and only such proposals shall be acted upon, as shall have been brought before the annual meeting by, or at the direction of, (a) the Board of Directors or (b) any shareholder of the Corporation who complies with all the requirements set forth in this Article 18.C.

Proposals, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the Corporation as set forth in this Article 18.C. The shareholder’s notice shall be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than 90 days prior to the anniversary date of the immediately preceding annual meeting of shareholders of the Corporation. Such shareholder’s notice shall set forth as to each matter the shareholder proposes to bring before the annual meeting (a) a brief description of the proposal desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (b) the name and address, as they appear on the Corporation’s books, of the shareholder proposing such business and, to the extent known, any other shareholders known by such shareholder to be supporting such proposal, (c) the class and number of shares of the Corporation stock which are Beneficially Owned by the shareholder on the date of such shareholder notice and, to the extent known, by any other shareholders known by such shareholder to be supporting such proposal on the date of such shareholder notice, and (d) any financial interest of the shareholder in such proposal (other than interests which all shareholders would have).

The Board of Directors may reject any shareholder proposal not timely made in accordance with the terms of this Article 18.C. If the Board of Directors, or a designated committee thereof, determines that the information provided in a shareholder’s notice does not satisfy the informational requirements of this Article 18.C in any material respect, the Secretary of the Corporation shall promptly notify such shareholder of the deficiency in the notice. The shareholder shall have an opportunity to cure the deficiency by providing additional information to the Secretary within such period of time, not to exceed five days from the date such deficiency notice is given to the shareholder, as the Board of Directors or such committee shall reasonably determine. If the deficiency is not cured within such period, or if the Board of Directors or such committee determines that the additional information provided by the shareholder, together with information previously provided, does not satisfy the requirements of this Article 18.C in any material respect, then the Board of Directors may reject such shareholder’s proposal. The Secretary of the Corporation shall notify a shareholder in writing whether his proposal has been made in accordance with the time and informational requirements of this Article 18.C. Notwithstanding the procedures set forth in this paragraph, if neither the Board of Directors nor such committee makes a determination as to the validity of any shareholder proposal, the presiding officer of the annual meeting shall determine and declare at the annual meeting whether the shareholder proposal was made in accordance with the terms of this Article 18.C. If the presiding officer determines that a shareholder proposal was made in accordance with the terms of this Article 18.C, he shall so declare at the annual meeting and ballots shall be provided for use at the meeting with respect to any such proposal. If the presiding officer determines that a shareholder proposal was not made in accordance with the terms of this Article 18.C, he shall so declare at the annual meeting and any such proposal shall not be acted upon at the annual meeting.

This provision shall not prevent the consideration and approval or disapproval at the annual meeting of reports of officers, directors and committees of the Board of Directors, but in connection with such reports, no new business shall be acted upon at such annual meeting unless stated, filed and received as herein provided.

Article 19. Approval of Business Combinations.

The Corporation hereby elects to be subject to the provisions of Subchapter F of Chapter 25 of the PBCL and to those sections as they may in the future be amended from time to time.

Article 20. Shareholder Action.

No merger, consolidation, liquidation or dissolution of the Corporation, nor any action that would result in the sale, lease, exchange or other disposition of all or substantially all of the assets of the Corporation, nor any share exchange in which a person or entity acquires the issued or outstanding shares of Common Stock of the Corporation pursuant to a vote of shareholders, shall be valid unless first approved by the affirmative vote of:

(a)    the holders of at least two-thirds (2/3rds) of the outstanding shares of Common Stock; or

(b)    a majority of the votes cast by all shareholders entitled to vote thereon, provided that such transaction has received the prior approval of eighty percent (80%) of the entire Board of Directors.

Notwithstanding the foregoing, approval by the shareholders pursuant to this Article shall not be required in connection with any transaction for which approval of the transaction by the shareholders is not required by the PBCL; except that shareholder approval pursuant to this Article shall be required in any case if immediately after the effective date of the transaction: (i) the shareholders of the Corporation are to hold in the aggregate less than a majority of the shares of the surviving or new corporation entitled to be cast generally for the election of directors, or (ii) a majority of the members of the Board of Directors of the surviving or new corporation and a majority of the members of the Board of Directors of such corporation’s ultimate parent corporation, if any, are not to be former members of the Board of Directors of the Corporation.

Article 21. Amendment of Articles and Bylaws.

A.           Articles. The shareholders reserve the right to amend, alter, change or repeal any provision contained in these Articles of Incorporation, in the manner now or hereafter prescribed by law, provided that the affirmative vote of the holders of at least two-thirds (2/3rds) of the shares of the Corporation entitled to vote generally in an election of directors, voting together as a single class, shall be required to amend, adopt, alter, change or repeal any provision inconsistent with the following provisions of the Articles of Incorporation:

Article 8.           Opposition of Tender (or Other Offer)

Article 9.           Classification of Directors

Article 11.         Nominations of Directors

Article 13.         Number of Directors

Article 16.         Indemnification

Article 17.         Elimination of Directors’ Liability

Article 19.         Approval of Business Combinations

Article 20.         Shareholder Action

Article 21.         Amendment of Articles and Bylaws

B.           Bylaws. The Board of Directors may adopt, alter, amend or repeal the Bylaws of the Corporation, so long as any such action does not result in a change which is inconsistent with these Articles. Such action by the Board of Directors shall require the affirmative vote of a majority of the directors then in office at any regular or special meeting of the Board of Directors.

The shareholders may adopt, alter, amend or repeal the Bylaws of the Corporation, so long as such action does not result in a change which is inconsistent with these Articles. Such action by the shareholders shall require the affirmative vote of the holders of a majority of the shares of the Corporation entitled to vote generally in an election of directors, voting together as a single class.